Filed pursuant to Rule 253(g)(2)
File No. 024-10615
Cottonwood Multifamily REIT II, Inc.
Supplement No. 2 Dated April 30, 2018
To the Offering Circular Dated July 17, 2017
This document supplements, and should be read in conjunction with, the offering circular of Cottonwood Multifamily REIT II, Inc. dated July 17, 2017. The purpose of this supplement is to update disclosure regarding:

Identification of Property for Investment

On April 10, 2018, Cottonwood Residential O.P., LP, entered into a purchase agreement to acquire Parc Westborough, a multifamily apartment community built in 2016 and located in Westborough, MA, a suburb of Boston, MA. The purchase price is $65,500,000. Parc Westborough is a multifamily garden style apartment community situated on 19.82 acres. Parc Westborough contains four, four-story residential buildings consisting of a total of 250,945 square feet of living space. There are 249 apartment units, which include one, two and three bedroom floor plans. There are also numerous amenities including, among other things, an expansive clubhouse, resident lounge and game room, fitness center, dog spa, common area wi-fi, saltwater pool, wading pool, outdoor grilling area and fire pit, and a kids play area and playground. In accordance with its zoning permit, Parc Westborough is to offer 25% of its unit as affordable.

Pursuant to the Investment Policy Agreement, Cottonwood Residential O.P., LP has identified Parc Westborough as an asset for us to invest in through a joint venture with Cottonwood Residential O.P, LP.